Merus Labs International Inc.

Third Quarter Report 2012

For the Three and Nine Months Ended June 30, 2012 and 2011

Merus Labs International Inc.
Condensed Consolidated Interim Balance Sheets
Unaudited - Prepared by Management
(Expressed in Canadian dollars)

As at:		June 30	September 30	October 1
		2012	2011	2010
Assets
Current assets
Cash		$8,807,656	$5,059,650	$8,710,990
Short-term investments	note 4	1,286,603	3,134,137	6,721,128
Trade and other receivables		2,310,280	78,978	2,156,289
Inventories		1,986,047	-	-
Loans receivable	note 6	1,018,100	1,598,260	-
Deposits	note 19	4,133,904	-	-
Prepaid expenses		133,888	19,676	331,037
		19,676,478	9,890,701	17,919,444
Non-current assets
Investments	note 4	-	-	141,006
Real estate held for sale	note 7	-	1,116,000	1,116,000
Property and equipment		8,505	12,150	463,918
Intangible assets	notes 3, 5	21,652,671	-	-
Goodwill	note 3	17,123,217	-	-
		$58,460,871	$11,018,851	$19,640,368
Liabilities and Equity
Current liabilities
Bank indebtedness	note 8	$-	$-	$780,000
Trade and other payables		1,684,547	686,339	955,149
Income taxes payable		-	-	-
Derivative liabilities	note 10	-	-	775,318
Deferred revenue		-	-	76,883
Long term debt due within one year	note 11	146,553	-	27,326
		1,831,100	686,339	2,614,676
Non-current liabilities
Long term debt	note 11	211,572	-	70,178
Deferred income taxes	note 14	1,304,231	-	-
Total liabilities		3,346,903	686,339	2,684,854

Equity
Equity attributable to Shareholders of the Corporation
Share capital	note 12	50,675,111	8,762,524	8,762,524
Equity reserves	note 13	31,713,843	30,719,348	29,781,172
Warrants	note 13	1,827,567	-	-
Accumulated deficit		(29,102,553)	(29,149,360)	(21,595,424)
		55,113,968	10,332,512	16,948,272

Non-controlling interests		-	-	7,242
		55,113,968	10,332,512	16,955,514
		$58,460,871	$11,018,851	$19,640,368

Commitments (note 15)

Approved on behalf of the Board:

(signed)	(signed)
Robert Pollock,	Dave Guebert,
Director	Director

The accompanying notes are an integral part of these consolidated financial statements

Merus Labs International Inc.
Condensed Consolidated Interim Statements of Operations and Comprehensive Income
Unaudited - Prepared by Management
(Expressed in Canadian dollars)

		Three months ended June 30		Nine months ended June 30
		2012	2011	2012	2011
Revenues		$2,905,253	$-	$5,423,244	$-
Cost of goods sold		415,703	-	762,553	-
Gross margin		2,489,550	-	4,660,691	-
Operating expenses:
Sales and marketing		149,853	-	225,449	-
General and administrative		976,773	290,265	3,487,685	1,437,649
Acquisition costs	note 3	74,546	-	542,880	-
		1,201,172	290,265	4,256,014	1,437,649
Earnings (loss) before depreciation, amortization, interest expense, investment income and taxes		1,288,378	(290,265)	404,677	(1,437,649)

Amortization of intangible assets	note 5	437,881	-	850,852	-
Depreciation		1,215	1,215	3,645	15,847
Interest expense		-	-	-	10,865
Investment loss (income)	note 4	34,093	(364,994)	(434,748)	(2,281,065)
Restructuring costs		-	-	-	6,061,413
Earnings (loss) before income taxes and non-controlling interest		815,189	73,514	(15,072)	(5,244,709)
Income tax expense - current	note 14	-	-	-	-
- deferred	note 14	140,918	-	(61,879)	-
Earnings (loss) from continuing operations		674,271	73,514	46,807	(5,244,709)
Income (loss) from discontinued operations, net of income
taxes	note 18	-	63,415	-	(391,688)
Net income (loss) and comprehensive income (loss)		674,271	136,929	46,807	(5,636,397)
Non-controlling interest		-	-	-	(7,018)
Income (loss) attributable to shareholders of Merus		$674,271	$136,929	$46,807	$(5,629,379)
Earnings (loss) per share
Basic		$0.03	$0.02	$-	$(0.70)
Diluted		$0.03	$0.02	$-	$(0.70)
Earnings (loss) per share - continuing operations
Basic		$0.03	$0.01	$-	$(0.65)
Diluted		$0.03	$0.01	$-	$(0.65)
Earnings (loss) per share - discontinued operations
Basic		$-	$0.01	$-	$(0.05)
Diluted		$-	$0.01	$-	$(0.05)

Weighted average number of common shares outstanding - basic		26,525,401	8,028,377	20,339,348	8,028,377
Weighted average number of common shares outstanding - diluted		26,615,266	8,028,377	20,416,576	8,028,377

The accompanying notes are an integral part of these consolidated financial statements

Merus Labs International Inc.
Condensed Consolidated Statements of Cash Flows
Unaudited - Prepared by Management
(Expressed in Canadian dollars)

	Three months ended June 30		Nine months ended June 30
	2012	2011	2012	2011
Operating activities
Net income (loss) for the period	$674,271	$136,929	$46,807	$(5,629,379)
Loss (income) from discontinued operations	-	(63,415)	-	391,688
Items not involving cash:
Amortization of intangible assets	437,881	-	850,852	-
Depreciation	1,215	1,215	3,645	15,847
Gain on sale of real estate	-	-	(20,238)	-
Fair value adjustment of loan receivable	(20,456)	517,352	-	517,352
Accrued interest and loan fees	-	(170,778)	-	(170,778)
Deferred tax liability	140,918	-	(61,879)	-
Loss on disposal of property, plant and equipment	-	-	-	32,486
Non-controlling interest	-	-	-	(7,018)
Stock based compensation	176,132	-	1,503,485	-
Net change in non-cash working capital balances:
Trade and other receivables	(791,368)	(38,618)	(400,400)	(45,435)
Prepaid expenses	(37,010)	30,686	(112,339)	171,744
Deposits	(4,133,904)	-	(4,133,904)
Inventories	(268,612)	-	(301,168)	-
Short-term investments	137,171	(1,907,387)	1,145,736	2,557,418
Trade and other payables	865,592	(237,219)	448,395	(259,755)
Income taxes payable	(534,249)	-	(534,249)	-
Derivative liabilities	-	-	-	(775,318)
Net cash provided by (used in) operating activities	(3,352,419)	(1,731,235)	(1,565,257)	(3,201,148)
Financing activities
Operating line of credit	-	-	-	(780,000)
Non-controlling interest	-	-	-	(224)
Payment to Old Merus	-	-	(6,890,110)	-
Repayment of long-term debt	(33,951)	-	(3,977,770)	-
Private placement proceeds	-	-	7,945,633	-
Prospectus offering	9,202,625		9,202,625
Exercise of stock options	4,000	-	59,000	-
Exercise of stock warrants	222,592	-	246,592	-
Net cash used in financing activities	9,395,266	-	6,585,970	(780,224)

The accompanying notes are an integral part of these consolidated financial statements

Merus Labs International Inc.
Condensed Consolidated Statements of Cash Flows
Unaudited - Prepared by Management
(Expressed in Canadian dollars)

	Three months ended June 30		Nine months ended June 30
	2012	2011	2012	2011
Investing activities:
Investments	-	-	-	141,006
Acquisition of Factive	-	-	(3,969,644)	-
Loan receivable advances	-	(1,850,000)	(1,018,100)	(1,850,000)
Loan receivable repayments	-	-	1,598,260	-
Sale of real estate	-	-	1,136,238	-
Cash acquired in amalgamation	-	-	980,539	-
Net cash (used in) provided by investing activities	-	(1,850,000)	(1,272,707)	(1,708,994)
Net change in cash from continuing operations	6,042,847	(3,581,235)	3,748,006	(5,690,366)
Cash flows from discontinued operations
Net cash provided by (used in) operating activities	-	(354,616)	-	(217,202)
Net change in cash from discontinued operations	-	(354,616)	-	(217,202)

Net change in cash	6,042,847	(3,935,851)	3,748,006	(5,907,568)

Cash, beginning of period	2,764,809	6,739,273	5,059,650	8,710,990

Cash, end of period	$8,807,656	$2,803,422	$8,807,656	$2,803,422
Supplemental cash flow information:
Interest paid	$-	$-	$-	$10,865
Income taxes paid	$534,249	$-	$-	$-

The accompanying notes are an integral part of these consolidated financial statements

Merus Labs International Inc.
Condensed Consolidated Statement of Shareholders' Equity
Unaudited - Prepared by Management
(Expressed in Canadian dollars)

						Total equity
					Non-	attributable to
		Equity			controlling	shareholders
	Share capital	reserves	Warrants	Deficit	interest	of Merus
Balance, September 30, 2011	$8,762,524	$30,719,348	$-	$(29,149,360)	$-	$10,332,512
Stock based compensation (note 12)	-	1,503,485	-	-	-	1,503,485
Private placement (note 12)	7,945,633	-	-	-	-	7,945,633
Issuance of securities pursuant to amalgamation (notes 12, 13)	23,501,892	343,038	1,932,384	-	-	25,777,314
Issuance of shares pursuant to acquisition (note 12)	615,000	(615,000)	-	-	-	-
Exercise of stock options	296,028	(237,028)	-	-	-	59,000
Exercise of warrants	351,409	-	(104,817)	-	-	246,592
Prospectus offering (note 12)	9,202,625	-	-	-	-	9,202,625
Net income for the period	-	-	-	46,807	-	46,807
Balance, June 30, 2012	$50,675,111	$31,713,843	$1,827,567	$(29,102,553)	$-	$55,113,968

Balance, October 1, 2010	$8,762,524	$29,781,172	$-	$(21,595,424)	$7,242	$16,955,514
Net loss for the period	-	-	-	(5,629,379)	(7,018)	(5,636,397)
Foreign currency revaluation	-	-	-	-	(224)	(224)
Balance, June 30, 2011	$8,762,524	$29,781,172	$-	$(27,224,803)	$-	$11,318,893

The accompanying notes are an integral part of these consolidated financial statements

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited – Prepared by Management)
(Expressed in Canadian dollars)
For the three and nine months ended June 30, 2012 and 2011

1.	Nature of Business

Merus Labs International Inc. (formerly Envoy Capital Group Inc.) and its subsidiaries (“the Company”), operated in Canada under the Business Corporations Act (Ontario) until December 19, 2011 and subsequently under the Business Corporations Act (British Columbia). The registered office of the Company is 30 St. Patrick Street, Suite 301, Toronto, Ontario M5T 3A3. The Company is a specialty pharmaceutical company engaged in the acquisition and licensing of legacy-branded prescription pharmaceutical products.

Basis of Presentation

These condensed consolidated interim financial statements of the Company have been prepared in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting, using accounting policies which are consistent with the with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) for interim financial statements. The condensed consolidated interim financial statements have been prepared on a historical cost basis, except for items that are required to be accounted for at fair value. Furthermore, they have been prepared in accordance IAS 34, Interim Financial Statements, including IFRS 1, First-time Adoption of IFRS. These interim condensed consolidated financial statements have been prepared in accordance with those IFRS standards and IFRIC interpretations issued and effective or issued and early adopted as at the time of preparing these statements. The policies set out below have been consistently applied to all the periods presented. For all periods up to and including the year ended September 30, 2011 the Company prepared its consolidated financial statements in accordance with Canadian generally accepted accounting principles (Canadian GAAP). The Company has prepared consolidated financial statements which comply with IFRS applicable for periods beginning on October 1, 2011 as described in the accounting policies. In preparing these interim condensed consolidated financial statements, the Company’s opening balance sheet was prepared as at October 1, 2010, the Company’s date of transition to IFRS. Note 20 explains the principal adjustments made by the Company in restating its Canadian GAAP consolidated balance sheet and statement of operations and comprehensive income (loss) as at June 30, 2011 and for the three and nine months then ended and the consolidated balance sheet and statement of operations and comprehensive loss as at September 30, 2011 and for the year then ended.

The condensed consolidated interim financial statements were authorized for issue by the Company’s Board of Directors on August 13, 2012.

2.	Significant Accounting Policies

(a) Principles of consolidation

The condensed consolidated financial statements include the accounts of the Company and its subsidiaries, collectively known as Merus Labs International Inc. Intercompany balances and transactions are eliminated on consolidation.

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited – Prepared by Management)
(Expressed in Canadian dollars)
For the three and nine months ended June 30, 2012 and 2011

Subsidiaries as at June 30, 2012, September 30, 2011 and October 1, 2010 are as follows:

	June 30	September 30	October 1
	2012	2011	2010	Jurisdiction of
Company	% ownership	% ownership	% ownership	incorporation

Merus Labs Inc.	100.0	-	-	British Columbia
ECG Properties Inc.	100.0	100.0	100.0	Ontario
Envoy Securities Corp.	100.0	100.0	100.0	Ontario
ECG Holdings (US) Inc.	100.0	100.0	100.0	Delaware
Merus Labs Luxco S.a r.l.	100.0	-	-	Luxembourg
Orbis Pharma Inc.	51.0	-	-	Ontario
Envoy Capital Group
Monaco S.A.M.	-	-	99.8	Monaco
Watt International Inc.	-	-	100.0	Ontario
Watt International (USA) Inc.	-	-	100.0	California
1632159 Ontario Ltd.	-	-	100.0	Ontario

On September 30, 2011, the Company sold its ownership in Watt International Inc. (“Watt”). The results of subsidiaries acquired or disposed of during the year are included in the condensed consolidated statement of comprehensive income from the effective date of acquisition or up to the effective date of disposal, as appropriate. As a result, Watt’s operations for fiscal 2011 have been presented as discontinued operations.

Investments in which the Company has a significant influence are accounted for using the equity method.

(b)	Accounting estimates and judgements Use of estimates

In preparation of the Company’s condensed interim consolidated financial statements in accordance with IFRS, management is required to make estimates and assumptions that affect the reported amount of assets, liabilities, and the disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates used in the Company’s condensed interim consolidated financial statements and such differences could be material. Examples of significant estimates include:

the allowance for doubtful accounts;
the allowance for inventory obsolescence;
estimate for product returns
allocation of the purchase price and estimates of fair value for the acquired assets and liabilities the estimated useful lives of property and equipment and intangible assets;
impairment of assets
the valuation of deferred tax assets
the calculation of warrants; and
the calculation of stock based compensation expense

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited – Prepared by Management)
(Expressed in Canadian dollars)
For the three and nine months ended June 30, 2012 and 2011

Critical judgement

The following are the critical judgements, apart from those involving estimations (see below), that have been made in the process of applying the Company's accounting policies and that have the most significant effect on the amounts recognised in the consolidated financial statements.

Acquisition Accounting

Management exercised judgement in determining the accounting treatment for the amalgamation transaction of Envoy and Old Merus as described in Note 3. In addition, judgement was exercised in determining the acquisition of Factive, as described in Note 3, was a business combination accounted for under the acquisition method of accounting. These transactions have been recorded in the consolidated financial statements based on management’s preliminary assessment of fair value for the acquired assets and liabilities.

Significant estimates

The following are the key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year:

(i)	Allowance for doubtful accounts

The Company reviews its sales and accounts receivable aging and determines the balance for the allowance for doubtful accounts. The Company has no overdue accounts and has determined that no allowance for doubtful accounts is required as at June 30, 2012.

(ii)	Allowance for inventory obsolescence and estimated product returns

The Company reviews the recoverable amount of its inventory. The Company has determined that there are adequate sales to support no provision as at June 30, 2012. In addition, management reviews specific product and industry experience returns in assessing if an allowance for returns is required. Management has assessed no allowance is required as at June 30, 2012.

(iii)	Allocation of the purchase price and estimates of fair value for the acquired assets and liabilities

The Company as part of its business combinations performs a preliminary assessment of all fair value of assets and liabilities acquired based on all current available information. As part of the one year period to finalize the purchase price allocation, management updates the estimated fair values as information becomes available and support from third party market data and when necessary third party independent valuations.

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited – Prepared by Management)
(Expressed in Canadian dollars)
For the three and nine months ended June 30, 2012 and 2011

(iv)	Impairment of assets

Determining whether goodwill is impaired requires an estimation of the recoverable amount of the cash generating unit (“CGU”) to which goodwill has been allocated. The calculation of value in use requires the Company to estimate the future cash flows expected to arise from the CGU and a suitable discount rate in order to calculate the present value. If the recoverable amount of the CGU is less than its carrying amount, an impairment is recorded.

Property and equipment is reviewed for impairment when events or changes in circumstances indicate that the carrying amount of an asset exceeds its recoverable amount. The recoverable amount is determined with reference to the fair value of the property and equipment less costs to sell or the value-in-use calculations. An impairment loss is measured as the difference between the asset's carrying amount and the recoverable amount. Where recoverable amount is determined to be less than the carrying amount, an impairment loss may arise.

(v)	Useful lives of property, equipment and intangible assets

The Company reviews the estimated useful lives of property, equipment and intangible assets at the end of each reporting period, based on estimate of value in use and expected market data of future cash inflows on products sales of acquired patents/product rights. During the three and nine months ended June 30, 2012, the useful lives were considered reasonable. Management will re-affirm the useful lives as part of its process to finalize the preliminary purchase price allocations as discussed above in the critical judgements disclosure.

(vi)	Valuation of deferred tax assets

The Company estimates the probability that taxable profits will be available against deductible temporary differences can be utilized and thus give rise to deferred tax assets. The company has reviewed the expected profitability and determined that no deferred tax asset should be recognized at this time.

(vii)	Valuation of warrants and stock-based compensation

The Company estimates the fair value of shares issued for services based on either the Black Scholes option-pricing model for warrants and share options with a service condition. The Company has judged that the fair value of the services could not be determined; therefore the fair value of the shares, share options and warrants was used in the measurement of the transactions. These methods of valuation were applied to the equity transactions during the period.

(c)	Financial instruments

The Company classifies all financial instruments as either fair value through profit or loss (“FVTPL”), available-for-sale (“AFS”), held-to-maturity (“HTM”), loans and receivables or other financial liabilities. Financial instruments are required to be measured at fair value on initial recognition. Measurement in subsequent periods depends on the financial instruments’ classification. Financial instruments at FVTPL are measured at fair value with unrealized gains and losses recognized in the results of operations. Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income. Instruments held-to-maturity, loans and receivables and other financial liabilities are measured at amortized cost.

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited – Prepared by Management)
(Expressed in Canadian dollars)
For the three and nine months ended June 30, 2012 and 2011

The Company has classified its financial instruments as follows:

Cash	Loans and receivables
Short term investments	Fair value through profit or loss
Trade and other receivables	Loans and receivables
Loans receivable	Loans and receivables
Bank indebtedness	Other financial liability
Trade and other payables	Other financial liability
Derivative liabilities	Fair value through profit or loss
Long term debt	Other financial liability

At each financial reporting period, the Company’s management estimates the fair value of investments based on the criteria below and reflects such valuations in the consolidated financial statements.

(i)	Publicly-traded investments:

Securities which are traded on a recognized securities exchange and for which no sales restrictions apply are recorded at fair values based on quoted market prices at the consolidated balance sheet dates or the closing price on the last day the security traded if there were no trades at the consolidated balance sheet dates.

Securities which are traded on a recognized securities exchange but which are escrowed or otherwise restricted as to sale or transfer may be recorded at amounts discounted from market value. In determining whether a discount is appropriate for such investments, the Company considers the nature and length of the restriction, the business risk of the investee company, its stage of development, market potential, relative trading volume and price volatility and any other factors that may be relevant to the ongoing and realizable value of the investments.

(ii)	Privately-held investments:

Securities in privately-held companies designated as FVTPL or AFS are recorded at fair value based on objective evidence including recent arm’s length transactions between knowledgeable, willing parties. Such evidence might include significant subsequent equity financing by an unrelated professional investor, discounted cash flow analysis, operational results, forecasts and other developments since acquisition.

(d)	Inventories

Inventories are comprised of raw materials, work in progress, and finished goods of pharmaceutical product and are recorded at the lower of cost or net realizable value on a first-in first-out basis. The Company establishes inventory reserves for estimated obsolete or unsaleable inventory equal to the difference between the cost of inventory and the estimated realizable value based upon assumptions about future and market conditions.

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited – Prepared by Management)
(Expressed in Canadian dollars)
For the three and nine months ended June 30, 2012 and 2011

(e)	Trade and other receivables

Trade and other receivables are stated at their principal balances and are non-interest bearing and unsecured. Management conducts a periodic review of the collectability of trade receivables. The Company records an allowance for doubtful accounts if any uncertainty exists with respect to the recoverability of certain amounts based on historical experience or economic climate.

(f)	Intangible assets

Intangible assets include all costs incurred to acquire licensing and distribution agreements and trademarks. Intangible assets are recorded at cost and amortized over their useful life of 2 to 15 years. Management has estimated the useful life based on industry data of similar products and patents. The Company conducts an annual assessment of the residual balances, useful lives and depreciation methods being used for intangible assets and any changes arising from the assessment are applied by the Company prospectively.

(g)	Goodwill

Goodwill represents the price paid for acquisitions in excess of the fair market value of net tangible and intangible assets acquired. Goodwill is carried at cost, less impairment losses if any. Goodwill is tested for impairment at the end of each fiscal year. Determining whether goodwill is impaired requires an estimation of the recoverable amount of the cash generating unit (“CGU”) to which goodwill has been allocated. The Company currently considers its operations as one CGU. The calculation of value in use requires the Company to estimate the future cash flows expected to arise from the CGU and a suitable discount rate in order to calculate the present value. If the recoverable amount of the CGU is less than its carrying amount, an impairment is recorded.

(h)	Impairment of assets

At the end of each reporting period, the Company reviews the carrying amounts of its property and equipment, intangible assets and goodwill to determine whether there is an indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. In addition, goodwill is tested annually for impairment.

Recoverable amount is the higher of the fair value less costs to sell, and value-in-use. In assessing value-in-use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assignments of the time value of money and the risks specific to the asset.

If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognized immediately in the statement of operations.

Other than goodwill, where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years. Goodwill impairment losses are not reversed.

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited – Prepared by Management)
(Expressed in Canadian dollars)
For the three and nine months ended June 30, 2012 and 2011

(i)	Provisions

Provisions are recorded when a present legal or constructive obligation exists as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the balance sheet date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows. When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount receivable can be measured reliably.

(j)	Income taxes

Provision for income taxes consists of current and deferred tax expense and is recognized in operations. Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at period end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax assets and liabilities are computed based on differences between the carrying amounts of assets and liabilities on the balance sheet and their corresponding tax values, using the enacted or substantively enacted, as applicable, income tax rates at each balance sheet date. Deferred tax assets also result from unused losses and other deductions carried forward. An assessment of the probability that a deferred tax asset will be recovered is made prior to any deferred tax asset being recognized. The valuation of deferred tax assets is reviewed on a quarterly basis and adjusted, if necessary, to reflect the estimated realizable amount.

(k)	Foreign currency translation

The Company’s reporting currency and the functional currency of all of its operations is the Canadian dollar. Transactions in foreign currencies are initially recorded at the functional currency rate at the date of the transaction. At each balance sheet date, monetary assets and liabilities are translated using the period-end foreign exchange rate. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using exchange rates as at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when acquired. All gains and losses on translation of these foreign currency transactions are included in the statement of operations.

(l)	Revenue recognition

Revenue from product sales, including shipments to distributors, is recognized when the product is delivered to the Company’s customers, provided the Company has not retained any significant risks of ownership or future obligations with respect to the product, it is probable that the economic benefits associated with the transaction will flow to the Company and the amount of revenue can be measured reliably. Revenue from product sales is recognized net of sales discounts, credits, returns, rebates and allowances.

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited – Prepared by Management)
(Expressed in Canadian dollars)
For the three and nine months ended June 30, 2012 and 2011

The Company’s return policy is limited to damaged or expired product. The return allowance is determined based on analysis of the historical rate of returns, which is applied directly against sales.

(m)	Share-based compensation

From time to time, the Company grants options to directors, officers, employees and non- employees to purchase common shares. The Company accounts for its stock options using the fair-value method. Share-based payment, equal to the fair value of the options on the date of grant, are recognized in operations, with an offsetting credit to equity reserves, for stock options granted to employees, officers and directors over the period during which the related options vest. Share-based payments are recognized in operations, with an offsetting credit to equity reserves, for options granted to non-employees based on the fair value of the services received. Consideration paid upon exercise of stock options, along with the applicable amount of equity reserves, is credited to share capital.

(n)	Comprehensive income or loss

Comprehensive income or loss is the change in net assets arising from transactions and other events and circumstances from non-owner sources, and comprises net income or loss and other comprehensive income or loss. Financial assets that are classified as available for sale will have revaluation gains and losses included in other comprehensive income or loss until the asset is removed from the balance sheet.

(o)	Basic and diluted net earnings per share

Basic loss per share is computed using the weighted average number of common shares outstanding during the period. The treasury stock method is used to compute the dilutive effect of equity instruments. Stock options, share purchase warrants, and other equity instruments are dilutive when the average market price of the common shares during the period exceeds the exercise price of the options, warrants and other equity instruments. The diluted loss per share is equal to the basic loss per share if the effects of the outstanding options and warrants are anti-dilutive.

(p)	Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited – Prepared by Management)
(Expressed in Canadian dollars)
For the three and nine months ended June 30, 2012 and 2011

(q)	Future changes in accounting standards

During 2011 the following new standards were issued effective for annual periods beginning on or after January 1, 2013.

IFRS 10 Consolidated Financial Statements: IFRS 10 outlines the principles for the presentation and preparation of consolidated financial statements.

IFRS 11 Joint Arrangements: IFRS 11 defines the two types of joint arrangements (joint operations and joint ventures) and outlines how to determine the type of joint arrangement entered into and the principles for accounting for each type of joint arrangement.

IFRS 12 Disclosure of Interests in Other Entities: IFRS 12 outlines the disclosures required in order to provide users of financial statements with the information necessary to evaluate an entity’s interest in other entities, the corresponding risks related to those interests and the effects of those interests on the entity’s financial position, financial performance and cash flows.

IFRS 13 Fair Value Measurement: IFRS 13 defines fair value, summarizes the methods of determining fair value and outlines the required fair value disclosures. IFRS 13 is utilized when another IFRS standard requires or allows fair value measurements or disclosures about fair value measurements.

Accounting standards that have been amended but are not yet effective include:

IAS 27 Separate Financial Statements: IAS 27 outlines the accounting principles to be applied with regards to investments in subsidiaries, joint ventures and associates when an entity elects or is required by local regulations to present separate, non-consolidated, financial statements. The previous standard was titled IAS 27 Consolidated and Separate Financial Statements.

IAS 28 Investments in Associates and Joint Ventures: IAS 28 outlines the accounting treatment and corresponding application of the equity method of accounting in investments in associates and joint ventures. The previous standard was titled IAS 28 Investments in Associates.

The Company is currently evaluating the impact that these standards will have on its financial statements.

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited – Prepared by Management)
(Expressed in Canadian dollars)
For the three and nine months ended June 30, 2012 and 2011

3.	Business combinations

Amalgamation

On December 19, 2011, the Company and Merus Labs International Inc. (“Old Merus”) amalgamated and formed a new entity under the name Merus Labs International Inc. The securities of the two companies that were issued and outstanding immediately before the Amalgamation were converted into securities of the Company as follows:

(a) the common shares of Old Merus were exchanged for common shares of the Company on the basis of one common share of the Company for every four common shares of Old Merus. Stock options and share purchase warrants were exchanged on the same basis. The exercise price and all other terms and conditions for all options and warrants issued by the Company remained the same as the original Old Merus options and warrants.

(b) the issued and outstanding common shares held by shareholders before the Amalgamation were exchanged for common shares of the Company on the basis of one common share of the Company for every one share previously held. Stock options were exchanged at the same ratio. All terms and conditions of the stock options and share purchase warrants remain unchanged.

The Amalgamation resulted in the Company issuing common shares, stock options, and share purchase warrants to Old Merus shareholders, option holders, and warrant holders as follows:

	Old Merus	Issued
	Outstanding	by the
	Pre-Amalgamation	Company

Common shares	47,003,784	11,750,946
Stock options	910,000	227,500
Share purchase warrants	9,614,230	2,403,557

The business combination benefitted both companies by providing a more financially stable combined entity. Bringing together the financial experience and capital of the Company combined with the sales and growth potential of Old Merus were perceived as beneficial to both parties. In determining which entity was the acquirer and which was the acquiree, management considered a number of factors including share ownership of the combined entity, the existence of minority control groups, board control and the ability to elect its members, the ability to direct finance and operating policies and the composition of senior management and the relevant size of each entity’s assets in reaching the conclusion that the Company was the acquirer.

The Amalgamation has been accounted for using the acquisition method, with the Company as the acquirer, whereby all the Old Merus assets acquired and liabilities assumed were recorded at fair value. The common shares exchanged were valued using the market rate at the time of amalgamation, while the stock options and warrants were valued using the Black-Scholes pricing model.

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited – Prepared by Management)
(Expressed in Canadian dollars)
For the three and nine months ended June 30, 2012 and 2011

The purchase price allocation is summarized as follows:

Purchase price consideration
Common shares issued	$23,501,892
Stock options issued	343,038
Share purchase warrants issued	1,932,384
Fair value of net assets acquired	25,777,314
Fair value of investment in Old Merus	701,798
Total purchase price consideration	$26,479,112

The Company stock options granted and warrants issued in exchange for the Old Merus options and warrants were assigned a fair value based on the following weighted average assumptions used in the Black-Scholes option pricing model:

	Options	Warrants
Risk-free interest rate	2.0%	2.0%
Expected share price volatility	100%	100%
Weighted average expected life	0.66 years	1.28 years
Expected dividends	Nil	Nil

Costs incurred to complete the amalgamation were approximately $405,000. In addition, the Company recorded a gain of $139,305 on the shares of Old Merus held prior to the amalgamation in order to recognize the increase in value of its holdings. The gain was recorded as investment income in the period. Goodwill recorded on acquisition, representing intangible assets which do not qualify for separate recognition, is not deductible for income tax purposes.

The purchase price allocation is preliminary due to the need to involve third party independent valuators, and is subject to change upon completion of the valuation of the identifiable net assets acquired. During the three month period ended June 30, 2012, a measurement adjustment was made to adjust income taxes payable to actual taxes paid. The fair value of the acquired identifiable net assets is allocated as follows:

Cash	$980,539
Trade and other receivables, net of allowance of $nil	1,830,902
Inventories	708,335
Prepaid expenses	1,873
Intangible assets	19,510,423
Goodwill	17,123,217
Trade and other payables	(547,813)
Due to related party	(2,000)
Income taxes payable	(534,249)
Long term debt	(11,226,005)
Deferred income taxes	(1,366,110)
Net assets acquired	$26,479,112

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited – Prepared by Management)
(Expressed in Canadian dollars)
For the three and nine months ended June 30, 2012 and 2011

The results for the nine months ended June 30, 2012 included the operations of Old Merus from December 20, 2011, the first day after amalgamation, to June 30, 2012. The financial information in the table below summarizes selected results of operations on a pro-forma basis as if the Company had acquired Old Merus as of October 1, 2011. The pro-forma presentation is for information purposes only and does not purport to represent what the Company’s results would have been had the acquisition occurred at the beginning of the period, or to project the Company’s results of operations for any future period.

	As reported	Old Merus	Pro-forma
	in the Interim	results from	Interim
	Statement of	October 1 to	Statement of
	Operations	amalgamation	Operations

Revenues	$5,423,244	$2,483,176	$7,906,420
Cost of goods sold	762,553	306,202	1,068,755
Gross margin	4,660,691	2,176,974	6,837,665

Operating expenses:
General and administrative	3,487,685	165,745	3,653,430
Sales and marketing	225,449	66,711	292,160
Acquisition costs	542,880	--	542,880
	4,256,014	232,456	4,488,470
Earnings before depreciation,
amortization, interest expense and
investment income	404,677	1,944,518	2,349,195

Amortization of intangible assets	850,852	299,970	1,150,822
Depreciation	3,645	--	3,645
Interest expense	--	64,961	64,961
Investment income	(434,748)	(2,892)	(437,640)

Earnings (loss) before income taxes	(15,072)	1,582,479	1,567,407

Acquisition

On March 7, 2012, the Company completed the acquisition of the North American product rights for FACTIVE® (Gemifloxacin Mesylate) tablets from Cornerstone Therapeutics Inc. (“Cornerstone”). The Company acquired the license to the FACTIVE® trademark and patent, inventory on hand, and certain related intellectual property and other information and materials for total consideration of approximately $3,970,000, fully paid at closing. This transaction has been accounted for as a business combination under the acquisition method of accounting.

Costs incurred to complete the acquisition were approximately $63,000, which were expensed in the current period. The purchase price allocation is preliminary and is subject to change upon completion of the valuation of the identifiable net assets acquired.

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited – Prepared by Management)
(Expressed in Canadian dollars)
For the three and nine months ended June 30, 2012 and 2011

The fair value of the acquired identifiable net assets is allocated as follows:

Inventories	$976,544
Intangible assets	2,993,100

Net assets acquired	$3,969,644

The Company has not provided proforma information with respect to operations of FACTIVE® as determining such information is impracticable. Costs relating to operation of the business by the seller were not segregated in sufficient detail in order to accurately determine product profitability.

4.	Short-term investments

	June 30	September 30	October 1
	2012	2011	2010
Short-term investments
Publicly-traded investments
Equities	$8,753	$979,547	$6,510,492
Derivatives	250	193,430	210,636
	9,003	1,172,977	6,721,128
Privately held investments Equities	1,277,600	1,961,160	-
Total short-term investments	$1,286,603	$3,134,137	$6,721,128

Investments
Investment in capital pool company	$-	$-	$141,006
Total investments	$-	$-	$141,006

As at June 30, 2012 the portfolio of short-term investments was invested in marketable securities, including common shares and warrants, as well as investments in private entities that have been designated as FVTPL. The specific investments within the portfolio vary depending on market conditions. Private entity investments are valued at the last known trade price. This valuation was further supported by the sale of a portion of the Company’s private equity holdings during the current period. For the nine months ended June 30, 2012, the investment portfolio, including interest and dividend income, realized and unrealized investment gains and losses, earned $244,117 (June 30, 2011 - $2,281,065), after deducting fees and expenses.

At October 1, 2010 the Company owned approximately a 21% interest in Sereno Capital Corporation (“Sereno”), a Capital Pool Company. Members of the Company’s management group were also officers and directors of Sereno and exercised significant influence. Accordingly, the investment in Sereno was accounted for using the equity method. In February 2011, the Company sold its shares in Sereno at their original cost of $200,000 in a private transaction. Gains and losses from this investment were included in investment income.

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited – Prepared by Management)
(Expressed in Canadian dollars)
For the three and nine months ended June 30, 2012 and 2011

5.	Intangible assets

	Licensing and
	Distribution	Trademark	Patent	Total

Cost at October 1, 2010 and September 30, 2011	$-	$-	$-	$-
Acquired through amalgamation	122,020	19,388,403	-	19,510,423
Product license acquisitions	-	49,885	2,943,215	2,993,100

Cost at June 30, 2012	$122,020	$19,438,288	$2,943,215	$22,503,523

Accumulated amortization at October 1, 2010 and September 30, 2011	$-	$-	$-	$-
Amortization charge	16,981	718,239	115,632	850,852
Accumulated amortization at June 30, 2012	$16,981	$718,239	$115,632	$850,852

Net book value at October 1, 2010 and September 30, 2011	$-	$-	$-	$-
Net book value at June 30, 2012	$105,039	$18,720,049	$2,827,583	$21,652,671

Licensing and Distribution

As part of the transaction disclosed in Note 3, the Company acquired an exclusive licensing and distribution agreement to import, distribute and sell products of Innocoll Pharmaceuticals Inc. (“Innocoll”). Pursuant to the agreement, the Company is subject to the following licensing fees on sales of the products:

  6% of sales for all products for the second year following the first sale of any product, subject to a minimum of $87,500; and

  15% of sales for all products for the third year following the first sale of any product, subject to a minimum of $200,000.

The Company has not yet launched the products and consequently is not obligated for any additional licensing fees.

Trademark

The Trademark provides the Company with the rights to manufacture, market and sell Vancocin Oral 125 mg and 250 mg capsules in the Canadian market. In accordance with the asset purchase agreement between Old Merus and Iroko International LP (Iroko), the final payment for the acquisition of the trademark was paid on February 28, 2012.

On March 7, 2012, the Company completed the acquisition of the North American product rights for FACTIVE® (Gemifloxacin Mesylate) tablets from Cornerstone Therapeutics Inc. (“Cornerstone”). The Company acquired the license to the FACTIVE® trademark and patent, inventory on hand, and certain related intellectual property and other information and materials for total consideration of approximately $3,970,000, fully paid at closing.

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited – Prepared by Management)
(Expressed in Canadian dollars)
For the three and nine months ended June 30, 2012 and 2011

6.	Loans receivable

	June 30	September 30	October 1
	2012	2011	2010
Loan receivable – Vansen	$1,018,100	$-	$-
Loan receivable – Old Merus	-	1,248,260	-
Loan receivable – Watt	-	350,000	-
Total loans receivable	$1,018,100	$1,598,260	$-

On March 7, 2012, the Company entered into a sales and promotion agreement for FACTIVE® with Vansen Pharma Inc. (“Vansen”) to market the product in the United States. As part of this arrangement, the Company agreed to provide Vansen with a short-term loan in the amount of US$1,000,000 for working capital purposes. The loan is due within twelve months with monthly payments of $83,333 beginning July 1, 2012, plus a lump sum payment of US$333,333 due March 1, 2013. The loan is secured by the inventory, intellectual property and equity of Vansen under a general security agreement. The Company has the legal right to offset any payments owing to Vansen by any amount of the short-term loan still due and owing to the Company.

In May 2011, the Company advanced a loan in the principal amount of $1,850,000 to Old Merus, a then unrelated entity. The loan bore interest at 12% per annum, compounded monthly, with payments of $123,333 plus accrued interest due on the last business day of each month. The loan had an initial six month term and was secured by a promissory note, share pledge agreement and a general security agreement on the assets of Old Merus.

In connection with the loan, the Company received 925,000 units from Old Merus, each consisting of one common share and one share purchase warrant granting the Company the right to purchase a common share of Old Merus at a purchase price of $0.40, for a term of two years from the date of issuance of the warrant. The Company accounted for these units as loan fees totaling $517,352 by adjusting the yield on the loan based on the fair value of the units received on the date of the loan. The common shares were valued based on the closing share price of Old Merus of $0.37 on the issuance date of the loan. The warrants were valued based on a Black-Scholes option valuation model, using an exercise price of $0.40, the closing share price of Old Merus of $0.37 on the date of the loan, a term of two years, volatility of 100%, a risk free rate of 2%, and a dividend yield of $nil.

The loan fees were amortized using the effective interest method over the six month term of the loan and recorded as interest income. $400,806 of interest related to these loan fees and $75,973 of cash interest was recorded in fiscal 2011. On October 14, 2011, the loan was paid in full, including all accrued interest.

On November 25, 2011, the Company advanced another loan to Old Merus in the amount of US$6,500,000, for purposes of making the second installment on the purchase of Vancocin. The term of the loan was six months, bearing interest at 12% per annum, and was eliminated upon the amalgamation of the Company with Old Merus in December 2011.

On September 30, 2011, the Company agreed to accept partial payment on the sale of Watt International Inc. in the form of a loan receivable in the amount of $350,000. The loan was non-interest bearing and due on demand. Payment was received in full on January 18, 2012.

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited – Prepared by Management)
(Expressed in Canadian dollars)
For the three and nine months ended June 30, 2012 and 2011

7.	Real estate held for sale

The Company owned two properties in Toronto, which it had planned to develop for use. Given market conditions, the Company made a decision not to develop the properties and subsequently offered the properties for sale. In late 2011, the Company entered into an agreement to sell the properties. Book value of the properties approximates fair value, net of disposal costs. On February 27, 2012, the Company completed the sale of the properties for net proceeds of approximately $1,136,000.

8.	Bank indebtedness

Bank indebtedness in prior periods consisted of a revolving demand credit facility of $1,000,000 in order to manage day-to-day operating requirements. Amounts borrowed under the facility bore interest at the bank prime rate. Drawings under the credit facility were secured by $2,000,000 of the Company’s investment portfolio. Borrowings under the facility at October 1, 2010 were $780,000. This facility was cancelled by the Company in March 2011.

9.	Related party transactions

At June 30, 2012, there were no amounts owing to or from related parties. The remuneration of directors and other members of key management personnel are as follows:

	Three months ended June 30		Nine months ended June 30
	2012	2011	2012	2011

Salaries	$278,964	$126,461	$576,342	$829,451
Share based compensation	176,132	-	1,503,485	-
	$455,096	$126,461	$2,079,827	$829,451

10.	Derivative liabilities

As part of its former investment strategy, the Company maintained a portfolio of derivative instruments consisting of various put options on large cap U.S. publicly-traded companies. The options were recorded at their fair value (October 1, 2010 - $775,318), based on quoted market prices. At June 30, 2012 and September 30, 2011, the Company held no put option positions or other derivative liabilities. Gains or losses on derivative instruments were included in net investment gains for the period.

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited – Prepared by Management)
(Expressed in Canadian dollars)
For the three and nine months ended June 30, 2012 and 2011

11.	Long-term debt

The Company is party to a support services agreement with a distribution services provider. Under the terms of the agreement, the distribution services provider provided the Company with loan of $500,000 to be used for working capital purposes in consideration for being the Company’s exclusive provider of certain distribution services of the Company’s products in Canada. Payments are made based on net sales of Vancocin. The agreement is for a five year term with automatic renewal terms of two years until terminated. For the nine months ended June 30, 2012, the Company repaid $141,875. As at June 30, 2012, the carrying value of the loan is $358,125.

12.	Share capital

(a)	Authorized:

Unlimited common shares without par value.

Issued:

	Nine months ended		Twelve months ended
	June 30, 2012		September 30, 2011
	Number		Number
	of shares	Amount	of shares	Amount

Balance, beginning of period	8,028,377	$8,762,524	8,028,377	$8,762,524
Common shares issued pursuant to private placement	4,196,500	7,945,633	-	-
Common shares issued pursuant to amalgamation	11,750,946	23,501,892	-	-
Common shares issued pursuant to acquisition	300,000	615,000	-	-
Common shares issued pursuant to options exercised	147,500	296,028	-	-
Common shares issued pursuant to warrants exercised	154,120	351,409	-	-

Common shares issued pursuant to prospectus offering	5,556,000	9,202,625	-	-

Balance, end of period	30,133,443	$50,675,111	8,028,377	$8,762,524

(b)	Private placement

In December 2011, the Company completed a private placement consisting of 4,196,500 units at a price of $2.00. Each unit consists of one common share of the Company and one half of one warrant, which entitles the holder to purchase an additional common share of the Company at an exercise price of $3.00 at any time for a period of 36 months. The Company may accelerate the term to 30 days if the share price exceeds $4.00 for 20 consecutive trading days. Costs of the offering were approximately $447,000.

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited – Prepared by Management)
(Expressed in Canadian dollars)
For the three and nine months ended June 30, 2012 and 2011

(c)	Amalgamation

On December 19, 2011, the Company entered into a plan of arrangement whereby it amalgamated with Merus Labs International Inc. (“Old Merus”). Pursuant to the Arrangement, all of the outstanding common shares of Old Merus were exchanged on a 4:1 basis for common shares of the Company. Holders of options and warrants of Old Merus received options and warrants to purchase shares of the Company on the same terms and conditions after adjustment for the foregoing share exchange ratio. In connection with the amalgamation, the Company issued 11,750,946 common shares, 227,500 common share options and 2,403,557 common share warrants (see Note 3).

(d)	Acquisition

On January 6, 2012, the Company acquired 51% of Orbis Pharma Inc. (“Orbis”), a development stage pharmaceutical company. The arrangement involved the issuance of 300,000 shares which are released over a 3 year period. The Company shall be obligated to purchase the remaining 49%, based on achieving certain milestones, through the issuance of additional common shares up to a maximum of 525,035 shares. The Company determined Orbis did not meet the definition of a business for accounting purposes and thus was not accounted for as a business combination. The estimated fair value of the shares issued was $615,000, of which $66,457 was recognized during the first nine months of fiscal 2012. The balance of these shares will be recognized over the three year term.

(e)	Prospectus offering

On May 4, 2012, the Company announced a bought deal common share financing with a syndicate of underwriters, pursuant to which the Company sold 5,556,000 common shares at a price of $1.80 per share. The arrangement closed on May 29, 2012. Costs of the offering were approximately $797,000.

(f)	Stock option plan

The Company has reserved 3,013,344 common shares under a 10% rolling reloading stock option plan. Under the plan, the options are exercisable for one common share and the exercise price of the option must equal the market price of the underlying share at the grant date. The options have vesting periods ranging from the date of grant up to three years. Once vested, options are exercisable at any time until expiry.

On July 26, 2011 the Company granted its directors a total of 600,000 options at the exercise price of $2.00 per share. These options vest immediately and expire on July 25, 2016.

The estimated fair value of the options granted during fiscal 2011, using the Black-Scholes option pricing model, was $938,176 which was expensed fully in the financial statements in the fourth quarter of fiscal 2011 and has been included in equity as equity reserves.

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited – Prepared by Management)
(Expressed in Canadian dollars)
For the three and nine months ended June 30, 2012 and 2011

On October 31, 2011 the Company granted one of its directors 150,000 options at the exercise price of $2.00 per share. One third of the options vest immediately with one-third vesting on each of the next two anniversaries, and expire on October 31, 2016.

In January 2012, the Company granted a total of 1,440,000 options to officers of the Company in connection with their employment agreements. 600,000 options were granted with an exercise price of $2.05 per share and the remaining 840,000 with an exercise price of $2.02. 840,000 of the options vest immediately with 200,000 options vesting on each of the next three anniversaries. All of the options have a term of five years.

The estimated fair value of the options granted during the first nine months of fiscal 2012, using the Black-Scholes option pricing model, was $2,044,123, of which $176,132 and $1,503,485 was expensed in the financial statements in the three and nine month periods ending June 30, 2012, respectively, and has been included in equity as equity reserves. The remaining expense will be recognized over the balance of the vesting periods.

(g)	Stock option details

The fair value of each option granted was estimated on the date of the grant using the Black-Scholes fair value option pricing model with the following assumptions:

Three months ended June 30			Nine months ended June 30
	2012	2011	2012	2011
Weighted-average fair value of options	N/A	N/A	$1.29	N/A
Risk-free interest rate	N/A	N/A	2.0%	N/A
Volatility of the Company's common shares	N/A	N/A	77%	N/A
Weighted average expected life of the options	N/A	N/A	5 years	N/A
Expected dividends	Nil	Nil	Nil	Nil

Details of the options are as follows:

	Number of	Weighted average
	options	price per share

Options outstanding, October 1, 2010	-	$-
Options granted	600,000	2.00
Options exercised	-	-
Options cancelled	-	-
Options outstanding, September 30, 2011	600,000	$2.00
Options issued pursuant to amalgamation	227,500	0.69
Options granted	1,590,000	2.03
Options exercised	(147,500)	(0.40)
Options cancelled	-	-

Options exercisable, June 30, 2012	2,270,000	$1.99

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited – Prepared by Management)
(Expressed in Canadian dollars)
For the three and nine months ended June 30, 2012 and 2011

The range of exercise prices for options outstanding and exercisable options at June 30, 2012 are as follows:

	Number	Weighted Average	Number
Exercise Price	Outstanding	Contractual Life	Exercisable
$ 0.40	50,000	0.02	50,000
$ 0.56	5,000	0.67	5,000
$ 2.00	750,000	4.12	650,000
$ 2.02	840,000	4.56	690,000
$ 2.05	600,000	4.52	150,000
$ 3.00	25,000	0.99	25,000

13.	Equity reserves and warrants

Pursuant to the amalgamation in December 2011, the Company issued 227,500 stock options and 2,403,557 warrants in exchange for the existing issued and outstanding warrants of Old Merus. The fair value of these options and warrants was calculated using the Black-Scholes model to be $343,038 for the options and $1,932,384 for the warrants. These amounts were accounted for as equity reserves and warrants, respectively.

	Number of	Weighted average
	warrants	exercise price

Balance, October 1, 2010 and September 30, 2011	-	$-
Warrants issued pursuant to private placement	2,295,950	3.00
Warrants issued pursuant to amalgamation	2,403,557	2.34
Warrants exercised	(154,120)	1.60
Warrants expired	(68,000)	1.60
Balance, June 30, 2012	4,477,387	$2.70

The following share purchase warrants were outstanding at June 30, 2012:

	Number	Weighted Average
Exercise Price	Outstanding	Contractual Life
$ 1.60	262,500	0.77
$ 2.00	197,700	2.47
$ 2.60	1,918,937	0.83
$ 3.00	2,098,250	2.47

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited – Prepared by Management)
(Expressed in Canadian dollars)
For the three and nine months ended June 30, 2012 and 2011

14.	Income taxes

The Company recorded a deferred income tax recovery for income tax losses generated in the nine months ended June 30, 2012 which reduced the deferred tax liabilities related to Old Merus. The Company is currently evaluating the impact of tax obligations acquired as part of its recent amalgamation.

Deferred tax relates to the following:

	June 30	September 30	October 1
	2012	2011	2010

Intangible assets	$1,304,231	$-	$-
Total deferred tax liabilities	$1,304,231	$-	$-

15.	Commitments

(a)	Operating lease commitments

The Company has entered into operating lease agreements for office premises and equipment with minimum annual lease payments to expiry as follows:

2012	$35,656
2013	24,859
2014	25,591
2015	20,531

(b)	Revenue based commitments

Pursuant to the Company’s exclusive licensing and distribution with Innocoll, the Company is subject to licensing fees based on a percentage of sales of the products (see note 5). As at June 30, 2012, the Company is not obligated for any licensing fees as it has not launched the sale of the products.

Pursuant to the Company’s support services agreement with a distribution services provider, the Company is committed to repay the loan based on net sales of Vancocin until June 30, 2016 (see note 11).

Pursuant to its acquisition of Factive, the Company is committed to paying a royalty fee of 8% of net sales of the product.

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited – Prepared by Management)
(Expressed in Canadian dollars)
For the three and nine months ended June 30, 2012 and 2011

16.	Management of capital

The Company includes the following in its definition of capital:

	June 30	September 30	October 1
	2012	2011	2010

Equity comprised of
Share capital	$50,675,111	$8,762,524	$8,762,524
Equity reserves	31,713,843	30,719,348	29,781,172
Warrants	1,827,567	-	-
Deficit	(29,102,553)	(29,149,360)	(21,595,424)

	$55,113,968	$10,332,512	$16,948,272

The Company’s objectives when managing capital are:

(a)	to allow the Company to respond to changes in economic and/or marketplace conditions;

(b)	to give shareholders sustained growth in shareholder value by increasing shareholders’ equity;

(c)	to ensure that the Company maintains the level of capital necessary to meet the requirements of its long-term debt; and

(d)	to maintain a flexible capital structure which optimizes the cost of capital at acceptable levels of risk.

The Company manages its capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of its underlying assets. The Company maintains or adjusts its capital level to enable it to meet its objectives by:

(a)	raising capital through equity financings;

(b)	utilizing leverage in the form of third party debt; and

(c)	realizing proceeds from the disposition of its investments

The Company is not subject to any capital requirements imposed by a regulator or an external party. There were no changes in the Company’s approach to capital management during the year. To date, the Company has not declared any cash dividends to its shareholders as part of its capital management program. The Company’s management is responsible for the management of capital and monitors the Company’s use of various forms of leverage on a daily basis. The Company’s current capital resources are sufficient to discharge its liabilities in the normal course of business as they become due.

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited – Prepared by Management)
(Expressed in Canadian dollars)
For the three and nine months ended June 30, 2012 and 2011

17.	Financial instruments

Fair Value

The Company’s carrying value of cash, short-term investments, trade and other receivables, loan receivable, bank indebtedness, accounts payable and accrued liabilities approximate their fair values due to the immediate or short term maturity of these instruments. The fair value of long-term liabilities is not materially different than its carrying value.

Carrying value and fair value of financial assets and liabilities are summarized as follows:

		June 30
		2012
Classification	Carrying value	Fair value

FVTPL	$1,286,603	$1,286,603
Loans and receivables	12,136,036	12,136,036
Other financial liabilities	2,042,672	2,042,672

		September 30
		2011
Classification	Carrying value	Fair value

FVTPL	$3,134,137	$3,134,137
Loans and receivables	6,736,888	6,736,888
Other financial liabilities	686,339	686,339

		October 1
		2010
Classification	Carrying value	Fair value

FVTPL	$5,945,810	$5,945,810
Loans and receivables	10,867,279	10,867,279
Other financial liabilities	1,832,653	1,832,653

The Company is required to present information about its financial assets and liabilities with respect to the hierarchy of the valuation techniques the Company utilized to determine fair value. In general, fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs utilize data points that are observable such as quoted prices, interest rates and yield curves. Fair values determined by Level 3 inputs are unobservable data points for the asset or liability, and includes situations where there is little, if any, market activity for the asset or liability.

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited – Prepared by Management)
(Expressed in Canadian dollars)
For the three and nine months ended June 30, 2012 and 2011

At June 30, 2012, the Company’s financial assets and liabilities would be classified as follows:

		Significant	Significant Other	Significant
		Observable	Observable	Unobservable
		Inputs	Inputs	Inputs
	June 30, 2012	(Level 1)	(Level 2)	(Level 3)

Assets:
Short-term investments	$1,286,603	$9,003	$1,277,600	$-
	$1,286,603	$9,003	$1,277,600	$-

Liabilities:	$-	$-	$-	$-
	$-	$-	$-	$-

At September 30, 2011, the Company’s financial assets and liabilities would be classified as follows:

		Significant	Significant Other	Significant
		Observable	Observable	Unobservable
		Inputs	Inputs	Inputs
	September 30, 2011	(Level 1)	(Level 2)	(Level 3)

Assets:
Short-term investments	$3,134,137	$979,547	$2,154,590	$-
	$3,134,167	$979,547	$2,154,590	$1,598,260

Liabilities:	$-	$-	$-	$-
	$-	$-	$-	$-

At October 1, 2010, the Company’s financial assets and liabilities would be classified as follows:

		Significant	Significant Other	Significant
		Observable	Observable	Unobservable
		Inputs	Inputs	Inputs
	October 1, 2010	(Level 1)	(Level 2)	(Level 3)

Assets:
Short-term investments	$6,721,128	$6,529,457	$191,671	$-
Investments	141,006	141,006	-	-
	$6,862,134	$6,670,463	$191,671	$-

Liabilities:
Derivatives liabilities	$775,318	$775,318	-	-
	$775,318	$775,318	$-	$-

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited – Prepared by Management)
(Expressed in Canadian dollars)
For the three and nine months ended June 30, 2012 and 2011

Until December 19, 2011, a major component of the Company’s strategy revolved around investment operations. The Company’s business involved the purchase and sale of securities and, accordingly, the majority of the Company’s assets were comprised of financial instruments. The use of financial instruments can expose the Company to several risks, including market, credit and liquidity risks. Apart from the risks listed below, management is of the opinion that they are not exposed to any other significant risks. A discussion of the Company’s use of financial instruments and its risk management is provided below.

(i)	Liquidity risk

Liquidity risk is the risk that the Company will have sufficient cash resources to meet its financial obligations as they come due. The Company’s liquidity and operating results may be adversely affected if the Company’s access to the capital markets is hindered, whether as a result of a downturn in stock market conditions generally or related to matters specific to the Company, or if the value of the Company’s investments declines, resulting in losses upon disposition. In order to mitigate this risk, the Company maintains a significant cash balance in order to satisfy short-term liabilities as they come due.

(ii)	Market risk:

Market risk is the risk that the fair value of, or future cash flows from, the Company’s financial instruments will significantly fluctuate because of changes in market prices. The value of the financial instruments can be affected by changes in interest rates, foreign exchange rates, and equity and commodity prices. The Company is exposed to market risk in trading its investments and unfavourable market conditions could result in dispositions of investments at less than favourable prices.

The following table shows the estimated sensitivity of the Company’s after-tax net loss for the period ended June 30, 2012 from a change in the closing price of the Company’s investments with all other variables held constant as at June 30, 2012:

	Change in net after-tax	Change in net after-tax
Percentage change in	loss from % increase	loss from % decrease
closing price	in closing price	in closing price

2%	$12,866	$(12,866)
4%	25,732	(25,732)
6%	35,598	(35,598)
8%	51,464	(51,464)
10%	64,330	(64,330)

(iii)	Currency risk:

The Company is subject to currency risk through its purchases of inventory in US dollars and through product acquisitions denominated in foreign currencies. As such, changes in the exchange rate affect the operating results of the Company. Dependent on the nature, amount and timing of foreign currency payments, the Company may from time to time enter into foreign currency contracts to reduce its exposure to foreign currency risk. At June 30, 2012, the Company had no outstanding foreign exchange contracts.

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited – Prepared by Management)
(Expressed in Canadian dollars)
For the three and nine months ended June 30, 2012 and 2011

The following assets and liabilities were denominated in foreign currencies at June 30, 2012 (U.S. dollar 1.0181, Euro 1.2910), September 30, 2011 and October 1, 2010:

	June 30	September 30	October 1
	2012	2011	2010
Denominated in U.S. dollars
Cash	$15,571	$141,718	$4,238,259
Short-term investments	3,603	16,603	5,417,345
Trade and other receivables	890,258	-	350,377
Loans receivable	1,018,100	-	-
Trade and other payables	(859,753)	-	(124,539)
Derivative liabilities	-	-	(775,318)
Deferred revenue	-	-	(24,968)

Net assets denominated in U.S. dollars	$1,067,779	$158,321	$9,081,157

Denominated in Danish kroner
Investments held for trading	$-	$-	$61,080
Net assets denominated in Danish kroner	$-	$-	$61,080

Denominated in euros
Cash	$16,745	$-	$(34,668)
Accounts payable	-	-	(40,892)
Net assets denominated in euros	$16,745	$-	$(75,560)

The following table shows the estimated sensitivity of the Company’s after-tax net loss for the period ended June 30, 2012 from a change in the U.S. dollar with all other variables held constant as at June 30, 2012:

	Change in net after-tax	Change in net after-tax
Percentage change in	loss from % increase	loss from % decrease
foreign currencies	in foreign currency	in foreign currency

2%	$21,356	$(21,356)
4%	42,711	(42,711)
6%	64,067	(64,067)
8%	85,422	(85,422)
10%	106,778	(106,778)

(iv)	Credit risk:

Certain of the Company’s financial assets, including cash, short-term investments and loans receivable are exposed to the risk of financial loss occurring as a result of default of a counterparty on its obligations to the Company. The Company may, from time to time, invest in debt obligations. The Company is also exposed, in the normal course of business, to credit risk from customer receivables. These amounts are continually monitored by management for collectability, and, in general, are lower risk as they are typically due from large institutions or multinational distributors.

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited – Prepared by Management)
(Expressed in Canadian dollars)
For the three and nine months ended June 30, 2012 and 2011

(v)	Interest rate risk:

Interest risk is the impact that changes in interest rates could have on the Company’s earnings and liabilities. At June 30, 2012, the Company held no interest-bearing investments. Also, the Company had no exposure to liabilities which bore interest at rates fluctuating with the prime rate or overnight lending rate. It is management’s opinion that the Company is not exposed to significant interest rate risk.

18.	Assets held for sale and discontinued operations

On September 30, 2011, the Company completed the sale of its wholly-owned subsidiary, Watt International Inc. Gross proceeds from the sale were $2,150,000, consisting of $1,800,000 cash paid on closing and a loan receivable for $350,000. The disposition of Watt resulted in a loss on disposal of discontinued operations, net of income taxes, of $460,487.

The balance sheet of Watt International Inc. includes the following:

	June 30	September 30	October 1
	2012	2011	2010
Assets
Cash	$-	-	$275,311
Accounts receivable	-	-	2,145,119
Prepaid expenses	-	-	121,275
Property and equipment	-	-	402,220
	$-	-	$2,943,925

Liabilities
Accounts payable and accrued liabilities	$-	-	$519,342
Deferred revenue	-	-	76,883
Current portion of long-term debt	-	-	27,326
Long-term debt	-	-	70,178
	$-	-	$693,729

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited – Prepared by Management)
(Expressed in Canadian dollars)
For the three and nine months ended June 30, 2012 and 2011

The results of Watt International Inc. were as follows:

	Three months ended June 30		Nine months ended June 30
	2012	2011	2012	2011

Revenues	$-	$1,829,764	$-	$5,580,925

Operating expenses	-	1,686,481	-	5,730,184
Interest expense	-	3,354	-	9,274
Depreciation	-	76,514	-	233,155

Net income (loss)	$-	$63,415	$-	$(391,688)

19.	Events after the reporting date

On July 11, 2012, the Company announced that it had acquired the Canadian and European rights (excluding France, Spain and Italy) to manufacture, market, and sell the branded prescription medicine product Emselex®/Enablex® (darifenacin) extended release tablets. In calendar year 2011, the product had net sales of approximately US$23 million in the territories acquired. Pursuant to the acquisition, Merus acquired the Emselex®/Enablex® trademark and patent, certain related intellectual property, and other information and materials required to continue marketing the brand in the territories acquired.

The acquisition was financed in part through a credit agreement of up to US$55 million with a third-party lender. US$35 million of this amount was drawn down upon acquisition of the asset with a further US$20 million guaranteed through a letter of credit facility. The Company paid the balance of the purchase price from cash on hand, of which, US$4 million had been paid as a deposit at June 30, 2012. The loan bears interest at 13.5% per annum, with monthly interest payments and periodic principal repayments until the loan matures March 31, 2015. The Credit Agreement contains customary affirmative covenants, including compliance with laws and contractual obligations and payment of taxes. The credit agreement also contains customary negative covenants, including restrictions on the incurrence of indebtedness, the granting of liens, making restricted payments and investments, entering into affiliate transactions and transferring assets. The Borrower is also required by the terms of the credit agreement to comply with customary financial covenants.

In connection with the acquisition of this new product, the Company entered into a series of foreign currency contracts in order to partially hedge the risk associated with its foreign source revenue. The Company expects to apply hedge accounting treatment in relation to these contracts.

20.	First time adoption of IFRS

The Company has adopted IFRS on October 1, 2011 with a transition date of October 1, 2010. Under IFRS 1 First-time Adoption of International Financial Reporting Standards the IFRS are applied retrospectively at the transition date with all adjustments to assets and liabilities taken to retained earnings unless certain exemptions are applied. The Company has applied the following exemptions on to its opening consolidated balance sheet dated October 1, 2010:

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited – Prepared by Management)
(Expressed in Canadian dollars)
For the three and nine months ended June 30, 2012 and 2011

Business combinations

IFRS 1 indicates that a first-time adopter may elect not to apply IFRS 3 Business Combinations retrospectively to business combinations that occurred before the date of transition to IFRS. The Company has taken advantage of this election and has applied IFRS 3 to business combinations that occurred on or after October 1, 2010.

Consolidated and separate financial statements

In accordance with IFRS 1, if a company elects to apply IFRS 3 Business Combinations retrospectively, IAS 27 Consolidated and Separate Financial Statements must also be applied retrospectively. As the Company elected to apply IFRS 3 prospectively, the Company has also elected to apply IAS 27 prospectively.

Share-based payment transactions

IFRS 1 encourages, but does not require, first-time adopters to apply IFRS 2 Share-based Payment to equity instruments that were granted on or before November 7, 2002, or equity instruments that were granted subsequent to November 7, 2002 and vested before the later of the date of transition to IFRS and January 1, 2005. The Company has elected not to apply IFRS 2 to awards that vested prior to October 1, 2010, which have been accounted for in accordance with Canadian GAAP.

Cumulative translation differences

IFRS 1 provides an exemption that a first-time adopter need not comply with the requirements of IAS 21 The Effects of Changes in Foreign Exchange Rates for cumulative translation differences that existed at the date of transition to IFRS. The Company has taken advantage of this election and deemed the cumulative translation differences for all subsidiaries to be zero at October 1, 2010.

IFRS 1 also outlines guidelines that a first-time adopter must adhere to under certain circumstances. The Company has applied the following guidelines to its opening consolidated balance sheet dated October 1, 2010:

Estimates

In accordance with IFRS 1, an entity’s estimates in accordance with IFRS at the date of transition to IFRS must be consistent with estimates made for the same date in accordance with previous GAAP, unless there is objective evidence that those estimates were made in error. The Company’s IFRS estimates at October 1, 2010 are consistent with its Canadian GAAP estimates for the same date.

IFRS employs a conceptual framework similar to Canadian GAAP. However, significant differences exist in certain matters of recognition, measurement, and disclosure. While adoption of IFRS has not changed the Company’s cash flows, it has resulted in changes to the Company’s reported financial position and results of operations. In order to allow the users of the financial statements to better understand these changes, the Company’s Canadian GAAP consolidated balance sheets and consolidated statements of loss and comprehensive loss have been reconciled to IFRS, with the resulting differences explained.

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited – Prepared by Management)
(Expressed in Canadian dollars)
For the three and nine months ended June 30, 2012 and 2011

The Canadian GAAP balance sheet at October 1, 2010 has been reconciled to IFRS as follows:

		As at October 1, 2010
		Effect of
	Canadian	Transition
	GAAP	to IFRS	IFRS

Assets
Current
Cash	$8,710,990	$-	$8,710,990
Short-term investments	6,721,128	-	6,721,128
Trade and other receivables (note 20(a))	2,085,474	70,815	2,156,289
Prepaid expenses	331,037	-	331,037
	17,848,629	70,815	17,919,444
Non-current
Investments	141,006	-	141,006
Real estate	1,116,000	-	1,116,000
Property and equipment	463,918	-	463,918
	$19,569,553	$70,815	$19,640,368
Liabilities
Current
Bank indebtedness	$780,000	$-	$780,000
Trade and other payables	955,149	-	955,149
Derivative liabilities	775,318	-	775,318
Deferred revenue (note 20(a))	92,956	(16,073)	76,883
Long-term debt due within one year	27,326	-	27,326
	2,630,749	(16,073)	2,614,676

Long-term debt	70,178	-	70,178
	2,700,927	(16,073)	2,684,854
Equity
Share capital	8,762,524	-	8,762,524
Equity reserves	29,781,172	-	29,781,172
Deficit	(21,682,312)	86,888	(21,595,424)
	16,861,384	86,888	16,948,272
Non-controlling interest	7,242	-	7,242
	16,868,626	86,888	16,955,514
	$19,569,553	$70,815	$19,640,368

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited – Prepared by Management)
(Expressed in Canadian dollars)
For the three and nine months ended June 30, 2012 and 2011

The Canadian GAAP balance sheet at June 30, 2011 has been reconciled to IFRS as follows:

		As at June 30, 2011
		Effect of
	Canadian	Transition
	GAAP	to IFRS	IFRS

Assets
Current
Cash	$2,803,422	$-	$2,803,422
Short-term investments	4,163,710	-	4,163,710
Trade and other receivables	56,605	-	56,605
Prepaid expenses	38,018	-	38,018
Loans receivable	1,503,426	-	1,503,426
Assets held for disposal (note 20(a))	2,442,307	109,465	2,551,772
	11,007,488	109,465	11,116,953
Non-current
Real estate	1,116,000	-	1,116,000
Property and equipment	13,365	-	13,365
	$12,136,853	$109,465	$12,246,318
Liabilities
Current
Trade and other payables	$176,052	-	$176,052
Liabilities related to assets held for disposal (note 20(a))	821,480	(70,107)	751,373
	997,532	(70,107)	927,425

Equity
Share capital	8,762,524	-	8,762,524
Equity reserves	29,781,172	-	29,781,172
Deficit (note 20(a))	(27,404,375)	179,572	(27,224,803)
	11,139,321	179,572	11,318,893
	$12,136,853	$109,465	$12,246,318

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited – Prepared by Management)
(Expressed in Canadian dollars)
For the three and nine months ended June 30, 2012 and 2011

The Canadian GAAP statement of operations and comprehensive income for the three months ended June 30, 2011 has been reconciled to IFRS as follows:

	For the three months ended June 30, 2011
		Effect of
	Canadian	Transition
	GAAP	to IFRS	IFRS

Revenues	$-	$-	$-
Cost of goods sold	-	-	-
Gross margin	-	-	-

Operating expenses
General and administrative	290,265	-	290,265
Acquisition costs	-	-	-
	290,265	-	290,265
Loss before depreciation, amortization, interest expense, investment income and taxes	(290,265)	-	(290,265)

Depreciation	1,215	-	1,215
Investment income	(364,994)	-	(364,994)

Earnings before income taxes and discontinued operations	73,514	-	73,514

Income tax recovery – current	-	-	-
future	-	-	-

Earnings from continuing operations	73,514	-	73,514

Income (loss) from discontinued operations, net of income tax (note 20(a))	(77,282)	140,697	63,415

Income (loss) attributable to shareholders of Merus	$(3,768)	$140,697	$136,929

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited – Prepared by Management)
(Expressed in Canadian dollars)
For the three and nine months ended June 30, 2012 and 2011

The Canadian GAAP statement of operations and comprehensive income for the nine months ended June 30, 2011 has been reconciled to IFRS as follows:

	For the nine months ended June 30, 2011
		Effect of
	Canadian	Transition
	GAAP	to IFRS	IFRS

Revenues	$-	$-	$-
Cost of goods sold	-	-	-
Gross margin	-	-	-

Operating expenses
General and administrative	1,437,649	-	1,437,649
Acquisition costs	-	-	-
	1,437,649	-	1,437,649
Loss before depreciation, amortization,
interest expense, investment
income and taxes	(1,437,649)	-	(1,437,649)

Depreciation	15,847	-	15,847
Interest expense	10,865	-	10,865
Investment income	(2,281,065)	-	(2,281,065)
Restructuring costs	6,061,413	-	6,061,413
Loss before income taxes,
non-controlling interest, and
discontinued operations	(5,244,709)	-	(5,244,709)

Income tax recovery – current	-	-	-
future	-	-	-

Loss from continuing operations	(5,244,709)	-	(5,244,709)

Loss from discontinued operations, net of income tax (note 20(a))	(484,372)	92,684	(391,688)

Net loss and comprehensive loss	(5,729,081)	92,684	(5,636,397)

Non-controlling interest	(7,018)	-	(7,018)

Loss attributable to shareholders of Merus	$(5,722,063)	$92,684	$(5,629,379)

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited – Prepared by Management)
(Expressed in Canadian dollars)
For the three and nine months ended June 30, 2012 and 2011

The Canadian GAAP balance sheet at September 30, 2011 has been reconciled to IFRS as follows:

		As at September 30, 2011
		Effect of
	Canadian	Transition
	GAAP	to IFRS	IFRS

Assets
Current
Cash	$5,059,650	$-	$5,059,650
Short-term investments	3,134,137	-	3,134,137
Trade and other receivables	78,978	-	78,978
Loans receivable	1,598,260	-	1,598,260
Prepaid expenses	19,676	-	19,676
	9,890,701	-	9,890,701
Non-current
Real estate	1,116,000	-	1,116,000
Property and equipment	12,150	-	12,150
	$11,018,851	$-	$11,018,851
Liabilities
Current
Trade and other payables	$686,339	$-	$686,339
	686,339	-	686,339
Equity
Share capital	8,762,524	-	8,762,524
Equity reserves	30,719,348	-	30,719,348
Deficit	(29,149,360)	-	(29,149,360)
	10,332,512	-	10,332,512
	$11,018,851	$-	$11,018,851

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited – Prepared by Management)
(Expressed in Canadian dollars)
For the three and nine months ended June 30, 2012 and 2011

The Canadian GAAP statement of operations and comprehensive income for the year ended September 30, 2011 has been reconciled to IFRS as follows:

	For the year ended September 30, 2011
		Effect of
	Canadian	Transition
	GAAP	to IFRS	IFRS

Sales	$-	$-	$-
Cost of goods sold	-	-	-
Gross margin	-	-	-

Operating expenses
Sales and marketing	-	-	-
General and administrative	2,587,633	-	2,587,633
Acquisition costs	-	-	-
	2,587,633	-	2,587,633
Loss before depreciation, amortization,
interest expense, investment
income and taxes	(2,587,633)	-	(2,587,633)

Depreciation	17,062	-	17,062
Interest expense	10,865	-	10,865
Restructuring costs	6,061,413	-	6,061,413
Investment income	(1,882,347)	-	(1,882,347)
Loss before income taxes,
non-controlling interest and
discontinued operations	(6,794,626)	-	(6,794,626)

Income tax recovery – current	-	-	-
future	-	-	-

Loss from continuing operations	(6,794,626)	-	(6,794,626)
Loss on disposal of discontinued operations net of income tax (note 20(a))	(396,471)	(64,016)	(460,487)
Loss from discontinued operations, net of income tax (note 20(a))	(282,969)	64,016	(218,953)

Net loss and comprehensive loss	(7,474,066)	-	(7,474,066)

Non-controlling interest	(7,018)	-	(7,018)

Loss attributable to shareholders of Merus	$(7,467,048)	$-	$(7,467,048)

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited – Prepared by Management)
(Expressed in Canadian dollars)
For the three and nine months ended June 30, 2012 and 2011

The adoption of IFRS has had no impact on the net cash flows of the Company.

(a)	Assets held for disposal and income from discontinued operations

The Company’s former subsidiary, Watt International Inc., recognized revenue under the substantial completion method. Under IFRS, revenue is required to be measured using the percentage–of-completion method. The impact of applying this policy was an adjustment to work-in-progress and accrued revenue at October 1, 2010 and June 30, 2011 and a related adjustment to income from discontinued operations for the three and nine months ended June 30, 2011. There was no adjustment to the balance sheet at September 30, 2011 as the sale of the subsidiary was completed prior to the period end.

Shareholder Information

HEAD OFFICE	OFFICERS	AUDITORS

30 St. Patrick Street	Ahmad Doroudian	Deloitte & Touche LLP
Suite 301	Executive Vice-Chairman	5140 Yonge Street, Suite 1700
Toronto, Canada M5T 3A3		Toronto, Canada M2N 6L7
Telephone: (416) 593-3725	Elie Farah
Facsimile: (416) 593-4434	Chief Executive Officer	BANKERS

REGISTERED OFFICE	Andrew Patient	RBC Royal Bank
	Chief Financial Officer	200 Bay Street
470 Granville Street		Toronto, Canada M5J 2J5
Suite 503
Vancouver, Canada V6C 1V5	AUDIT COMMITTEE	LEGAL COUNSEL (CANADA)
Telephone: (604) 805-7783
Facsimile: (604) 225-0588	Dave Guebert (Chair)	Clark Wilson LLP
	Tim Sorensen	800 – 885 West Georgia Street
DIRECTORS	Joseph Rus	Vancouver, Canada V6C 3H1

Joseph Rus	COMPENSATION COMMITTEE	LEGAL COUNSEL (USA)
Chairman
	Robert Pollock (Chair)	McMillan LLP
Ahmad Doroudian	Tim Sorensen	Royal Centre
Chief Executive Officer	Dave Guebert	1055 W. Georgia St., Suite 1500
Vancouver, Canada V6E 4N7
Elie Farah	NOMINATING AND CORPORATE
President	GOVERNANCE COMMITTEE	INVESTOR RELATIONS

Dave Guebert	Tim Sorensen (Chair)	E-mail: info@meruslabs.com
Chief Financial Officer,	Robert Pollock	Additional information is
Primary Corp.	Dave Guebert	available on our website
at www.meruslabs.com
Robert Pollock	TRANSFER AGENT
Chief Executive Officer,		STOCK TRADING INFORMATION
Primary Capital Inc.	Olympia Trust Company
	1003 - 750 West Pender Street	Toronto Stock Exchange: MSL
Tim Sorensen	Vancouver, Canada V6C 2T8	NASDAQ Stock Market: MSLI
President, Primary Capital Inc.